111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com

January 31, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	National General Holdings Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed January 31, 2014

File No. 333-190454

Dear Mr. Riedler:

National General Holdings Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission Amendment No. 3 (the “Amended Registration Statement”) to the Registration Statement on Form S-1 initially filed August 7, 2013, as amended by Amendment No. 1, filed September 24, 2013, as further amended by Amendment No. 2, filed October 18, 2013.

On behalf of the Company, we are writing to respond supplementally to certain of the comments raised in the Staff’s letter to the Company dated January 17, 2014, as supplemented in subsequent telephone calls with the Staff on January 28 and January 30, 2014. The responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. For your convenience, copies of the Amended Registration Statement are enclosed, and have been marked to show changes from Amendment No. 2 to the Company’s Registration Statement on Form S-1, as filed on October 18, 2013. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amended Registration Statement.

Atlanta, Austin, Chicago, Dallas, Hong Kong, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

Securities and Exchange Commission

January 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Income taxes, page 54

2.	In your response to previous comment 1 in section C on page 9 you indicate that you intend to reclassify the residual value of the purchase price less fair value of the licenses to goodwill; however, it remains unclear whether you continue to believe as you stated in the last two paragraphs on page 5 of your November 27, 2013 response that goodwill would be impaired each reporting period. To the extent you continue to believe that impairments exist in each interim period, please explain why and reconcile your explanation with the requirements of ASC 350-20-35-30.

Response: As discussed with the Staff during the January 28, 2014 telephone call, the Company confirms that it plans to perform impairment testing on an annual basis (with a December 31 measurement date) unless an event occurs or circumstances change such that an interim assessment is warranted. To date, no such events or circumstances have occurred to warrant interim testing.

In connection with the restatement of its 2012 financial statements and the reclassification of the residual value from the acquisition of the Luxembourg reinsurer as goodwill, the Company performed impairment testing for the year ended December 31, 2012, with a measurement date of December 31, 2012. The impairment testing resulted in a goodwill impairment charge of approximately $4.7 million. The Company plans to perform the impairment testing for the year ended December 31, 2013 in connection with its annual audit. Disclosure regarding the goodwill impairment has been added to footnote 2 to the financial statements contained in the Amended Registration Statement.

Financial Statements

Notes to Consolidated Financial Statements

Note 2: Accounting Policies

(f) Ceding Commission Revenue, page F-8

6.	We acknowledge your response to previous comment 8. Please tell us whether the approximate 15% ratio of acquisition costs incurred to gross written premiums for each period only contemplates the acquisition costs permitted to be capitalized under ASC 944-30-25-1A and premiums associated with the Personal Lines Quota Share arrangement. If other acquisition costs or premiums related to policies not ceded under the Personal Lines Quota Share arrangement are included in your calculated ratio, please tell us why.

As discussed with the Staff during the January 28, 2014 telephone call, with respect to comment 6 from the Staff’s letter to the Company dated January 17, 2014, the Company confirms that the approximate 15% ratio of acquisition costs incurred to gross written premiums

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January 31, 2014

is calculated by dividing (i) acquisition costs permitted to be capitalized under ASC 944-30-25-1A related to policies covered by the Personal Lines Quota Share arrangement, by (ii) gross written premium associated with the Personal Lines Quota Share arrangement.

Additional Comments

Conveyed Telephonically by the Staff on January 30, 2014

A.	Please confirm that in every period, as cash is spent and losses are incurred under the intercompany reinsurance agreement and equalization reserves are depleted, that the fair value of the entity will decrease and that there will be a goodwill impairment.

Response: The Company confirms that under the business plan in effect for the Luxembourg reinsurer that has been approved by the Luxembourg regulatory authorities, the Company expects to be able to cede losses to the reinsurer that are sufficient to utilize the reinsurer’s existing equalization reserve over a period of three to five years. However, the Company’s ability to successfully execute on its business plan is subject to several risks beyond its control, any of which could prevent the Company from fully utilizing the equalization reserves as planned, which would impact the fair value and affect whether and to what extent the reinsurer might experience goodwill impairment.

For example, the reinsurer operates in a heavily regulated environment in Luxembourg, and changes to the legal or regulatory treatment of such reinsurers could impact the Company’s ability to utilize the equalization reserves as planned. Or, the volatility in the loss ratio of the business reinsured necessarily fluctuates from period to period, and could fluctuate in a way that would produce statutory gains and thereby increase the reinsurers equalization reserves and investable assets. The reinsurer also has the ability to expand its business to reinsure third parties, which could result in an increase in the reinsurer’s investable assets and fair value. Finally, the fair value of the reinsurer could be affected by changes in the market pricing for Luxembourg reinsurers, which could result in an increase or decrease of the fair value of the reinsurer. Accordingly, the Company cannot predict whether and to what the extent the goodwill of the reinsurer will be impaired in future periods.

B.	If the answer to comment A is yes, how does this reconcile to the economics of the original transaction? In the acquisition, the Company paid $125 million for the Luxembourg reinsurer that had $135 million in cash. There was an associated deferred tax liability, but under the business plan it was expected that the equalization reserves would be fully utilized and that the Company would obtain the benefit of the acquisition without having to pay any cash to settle the deferred tax liability. Ordinarily, when a business is acquired, there are expected future profits and if the operations go by plan, there is no impairment. In this case, if everything goes according to plan, why then would there be impairment?

Response: The Company has described above reasons why the goodwill will not necessarily be impaired every period (in conjunction with the annual impairment test). In

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January 31, 2014

response to this comment, the Company notes that while ordinarily companies enter into business combinations expecting to make a profit, the unusual nature of the Luxembourg requirement for reinsurers to establish equalization reserves creates the potential for counterintuitive acquisition strategies and results. The idea that a company is acquired with a plan to incur losses is counterintuitive and, in the Company’s view, not a fact or circumstance contemplated by the accounting literature. Nevertheless, it is not counterintuitive to expect that a company that is expected to lose money in its operations, and does lose money, would experience a decrease in value. If that were to happen, because impairment is a function of fair value, why should there not be an impairment?

In this case, the goodwill was generated in large part as a result of the Company assuming the equalization reserves and establishing deferred tax liabilities (DTL). Therefore, among other factors, there is a correlation between the fair value of the reinsurer and equalization reserves or DTL it carries. However, it is not a 100% correlation. The fair value of the Company is dependent on various internal and external factors. As discussed in the response to comment A above, the Company cannot predict the future value of the reinsurer because the market may change depending on the economic environment, interest rates, tax rates, regulatory environment, market conditions and other factors. A change in regulation in the European Economic Union could materially impact the reinsurer’s business plan. Changing business conditions could make it more beneficial to place additional business in the Luxembourg reinsurer than utilizing the equalization reserves. Finally, goodwill contemplates a residual value to any business enterprise and the Company cannot predict what that residual value might be in the future. Accordingly, as stated above, the Company will conduct an annual impairment test, but the Company cannot predict whether and to what extent goodwill may be impaired in the future.

C.	We understand that the registrant obtained a fair value determination in step one of the impairment testing using a price to invested assets multiple. How is the use of this multiple consistent with ASC 350-20-35-24, which says that use of a multiple requires use of comparable companies. Please explain how the comparable companies used are comparable to the registrant’s reporting unit. In addition, why is it appropriate to use the multiple of invested assets to determine value? Why is the use of a cash multiple appropriate?

Response: The guidance cited by the Staff appears to imply that a multiple based methodology, or the Guideline Public Company Method of the Market Approach, should be utilized. However, the Company notes that the standard of value for ASC 350 is fair value. Under ASC 820, it is best practice to consider the use of more than one valuation methodology to derive fair value. The Guideline Transaction Method was selected as this is the method that is utilized by market participants to determine the price to be paid at acquisition for similar businesses.

In addition, the guidance cited by the Staff states, “[c]onversely, use of multiples would not be appropriate in situations in which the operations or activities of an entity for which the

Securities and Exchange Commission

January 31, 2014

multiples are known are not of a comparable nature, scope, or size as the reporting unit for which fair value is being estimated.” As such, given that the Company is not aware that there are any publicly traded Luxembourg reinsurance companies with similar operations to the Luxemburg reinsurer (reporting unit), the Company determined that the Guideline Public Company Method was not appropriate.

Given that entities such as the Luxembourg reinsurer are generally not forecasted to have income, use of a multiple such as price to book or price to net premium earned would not be appropriate. The comparable transactions utilized by the Company are transactions in which Luxembourg reinsurers were sold in arms’ length transactions between third parties. The Company believes that these transactions are directly comparable as the buyer in these transactions is expecting to utilize the equalization reserves in a similar manner as the reporting unit. These businesses are assessed on the amount of capital they have, and are priced on the level of invested assets. For this reason, the Company believes that using a multiple of invested assets derived from comparable transactions provide a meaningful estimate of fair value for the reporting unit.

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Should you have any questions pertaining to this filing, please call the undersigned at (312) 443-1773.

Sincerely,

LOCKE LORD LLP

/s/ J. Brett Pritchard

J. Brett Pritchard

cc:	Jeffrey Weissmann, Esq.

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